UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Jpak Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

48122N101 (CUSIP Number)

August 9, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48122N101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

4,636,748
7. Sole Dispositive Power

0
8. Shared Dispositive Power

4,636,748

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,636,748
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

15.9%
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 48122N101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

4,636,748
7. Sole Dispositive Power

0
8. Shared Dispositive Power

4,636,748

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,636,748
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

15.9%
12.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 48122N101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

4,636,748
7. Sole Dispositive Power

0
8. Shared Dispositive Power

4,636,748

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,636,748
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

15.9%
12.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 48122N101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

2,692,559
7. Sole Dispositive Power

0
8. Shared Dispositive Power

2,692,559

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,692,559
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

9.9%
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 48122N101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Quintessence Fund L.P. 98-0538337
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

1,944,189
7. Sole Dispositive Power

0
8. Shared Dispositive Power

1,944,189

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,944,189
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

7.4%
12.	Type of Reporting Person (See Instructions)

PN

Item 1(a).	Name of Issuer

Jpak Group, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

15 Xinghua Road, Qindao, Shandong Province, Postal Code 266401, People’s Republic of China

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office or, if none, Residence

Item 2(c).	Citizenship

QVT Financial LP
1177 Avenue of the Americas, 9th Floor
New York, New York 10036
Delaware Limited Partnership

QVT Financial GP LLC
1177 Avenue of the Americas, 9th Floor
New York, New York 10036
Delaware Limited Liability Company

QVT Associates GP LLC
1177 Avenue of the Americas, 9th Floor
New York, New York 10036
Delaware Limited Liability Company

QVT Fund LP
Walkers SPV, Walkers House
Mary Street
George Town, Grand Cayman, KY1 9001 Cayman Islands
Cayman Islands Limited Partnership

Quintessence Fund L.P.
Walkers SPV, Walkers House
Mary Street
George Town, Grand Cayman, KY1 9001 Cayman Islands
Cayman Islands Limited Partnership

Item 2(d).	Title of Class of Securities

Common stock, $0.001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Common Stock is 48122N101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:

In connection with a share exchange on August 9, 2007, the Issuer issued (i) Series A Convertible Preferred Stock (the “Preferred Stock”), which shares are convertible into Common Stock, (ii) Series A Warrants to purchase Common Stock (the “Series A Warrants”), (iii) Series B Warrants to purchase Common Stock (the “Series B Warrants”) and (iv) Series J Warrants to purchase (a) Series B Preferred Stock, which shares will be convertible into Common Stock, (b) Series C Warrants to purchase Common Stock (the “Series C Warrants”) and (c) Series D Warrants to purchase Common Stock (the “Series D Warrants” and together with the Series A Warrants, Series B Warrants and Series C Warrants, the “Warrants”).

The Preferred Stock and the Warrants contain an issuance limitation prohibiting the holder of such Preferred Stock and Warrants from converting the Preferred Stock or exercising the Warrants to the extent that such conversion or exercise would result in beneficial ownership by such holder of more than 9.9% of the Common Stock then issued and outstanding.

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP (the “Fund”), which, due to the issuance limitation described above, beneficially owns 2,692,559 shares of Common Stock, consisting of the shares of Common Stock issuable upon conversion of the Issuer’s Preferred Stock and exercise of the Warrants. QVT Financial is also the investment manager for Quintessence Fund L.P. (“Quintessence”), which beneficially owns 1,944,189 shares of Common Stock, consisting of the shares of Common Stock issuable upon conversion of the Issuer’s Preferred Stock and exercise of the Warrants. QVT Financial has the power to direct the vote and disposition of the Common Stock held by the Fund and Quintessence. Accordingly, taking into account the issuance limitation, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 4,636,748 shares of Common Stock, consisting of the shares underlying the Preferred Stock and Warrants owned by the Fund and Quintessence.

The aggregate number of shares issuable to the Fund if the Preferred Stock were fully converted and all Warrants exercised is 17,497,710. The aggregate number of shares of which QVT Financial would be deemed to be the beneficial owner if the Fund and Quintessence fully converted all of their Preferred Stock and exercised all of their Warrants is 19,441,899. Due to the issuance limitation, the Preferred Stock and Warrants held by the Fund are currently exercisable for 2,692,559 shares of Common Stock, and the number of shares of Common Stock of which QVT Financial may currently be deemed to be the beneficial owner is 4,636,748. The remaining shares of Common Stock underlying the Preferred Stock and the Warrants may not be issued unless the Fund and Quintessence provide notice to the Issuer 61 days prior to conversion of the Preferred Stock or the exercise of the Warrants that this limitation will not apply.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of the Fund and Quintessence, may be deemed to beneficially own the aggregate number of shares of Common Stock owned by the Fund and Quintessence, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 4,636,748 shares of Common Stock (taking into account the issuance limitation described above).

Each of QVT Financial and QVT Financial GP LLC disclaims beneficial ownership of the shares of Common Stock owned by the Fund and Quintessence. QVT Associates GP LLC disclaims beneficial ownership of all shares of Common Stock owned by the Fund and Quintessence, except to the extent of its pecuniary interest therein.

The percentage disclosed in Item 11 of the Cover Pages for each reporting person is calculated based upon the sum of (i) 24,505,000 shares of Common Stock outstanding, which is the total number of shares issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2007, and (ii) the number of shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants held by such reporting person.

(b) Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See item (a) above.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2007

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

QUINTESSENCE FUND L.P.

By QVT Associates GP LLC, its General Partner

By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm
Title:	Managing Member

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: August 15, 2007

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

QUINTESSENCE FUND L.P.

By QVT Associates GP LLC, its General Partner

By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm
Title:	Managing Member

By:	/s/ Lars Bader
Name:	Lars Bader
Title:	Managing Member